Securities and Exchange Commission
Mail Stop 3561
CF/AD11
100 F St. NE
Washington, DC 20549-3561

June 22, 2006

Ms. Mary Agnes Wilderotter
Chairman and Chief Executive Officer
Citizens Communications Co.
3 High Ridge Park
Stamford, Connecticut, 06905

> **Re: Citizens Communications Co.**
> **Form 10-K/A#1 for Fiscal Year Ended December 31, 2005**
> **Filed March 2, 2006**
> **File No. 0-11001**

Dear Ms. Wilderotter:

        We have reviewed your supplemental response letter dated May 31, 2006 and have the following comments. As noted in our comment letter dated April 25, 2006 , we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K/A for Fiscal Year Ended December 31, 2005
Managements Discussion and Analysis, page 22

1.   Your response to comment 1 indicates that you have made estimates regarding the Bangor, Maine, lawsuit. Further, it appears from your disclosure that the full amount of the contingency could be material. Interpretive Response to Question 2 of Staff Accounting Bulletin Topic 5Y cautions Registrants that an assertion that a contingency is not expected to be material does not satisfy the requirements of Statement 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant's securities. In this regard, please revise Note 25 on page F-39 and either (a)

disclose the estimated additional loss, or range of loss, which is reasonably possible, or (b) state that such an estimate cannot be made. Further, expand your financial statement footnote disclosure and MD&A discussion to address the following:

- Circumstances affecting the reliability and precision of loss estimates of amounts accrued and estimated to be reasonably possible,
- Whether, and to what extent, losses may be recoverable from third parties for amounts estimated to be reasonably possible,
- The contribution of other parties for amounts estimated to be reasonably possible,
- The period in which such claims for recovery may be realized,
- The likelihood that such claims for recovery may be contested,
- The financial condition of third parties from which recovery is expected,
- The timing of payments of any material accrued and unrecognized amounts.

(a) Liquidity and Capital Resources, page 24

2.   Your response to comment 2 states that you allocated less than 10% of your total 2006 capital budget to non-traditional service offerings such as wireless, VOIP and super high-speed internet. Further, you indicate that you have not made nor do you expect long-term commitments for such service offerings. Please clarify your MD&A discussion in the third and fourth paragraphs of page 24. Reconcile your MD&A assertions: that you will allocate significant capital to services such as wireless, high-speed internet and VOIP services, that you expect to increase your capital expenditures in order to build wireless data networks and expand the capabilities of our data networks with those budgetary limitations described in your response letter. Also discuss the know impact on future operating results and related uncertainties due to your decision and expectations not to commitment long-term capital expenditures to wireless, VOIP and super high-speed internet services.

Financial Statements
Accounting for Conditional Asset Retirement Obligations, page F-13

3.   Explain to us how you determined, as stated in the fifth paragraph of your response to comment 3, the quantity of remaining creosote treated equipment and how you determined that creosote levels had declined to such an extent that this equipment no longer constitutes hazardous waste material.

(4) Property, Plant and Equipment, page F-14

4.   We note that your response to comment 4, in the second paragraph of page 10 of your response letter indicates that the remaining useful life of your copper cable was extended from 16 to 26 years. It is unclear whether the range of copper cable

asset life ranges as provided by the FCC and State of Wisconsin refer to remaining years in service or total years in service. Please clarify. Provide us with the pertinent source information for the ranges of FCC, State of Wisconsin and Technologies Futures' copper cable asset lives. Give us an analysis of your copper cable network, indicating the types of copper cable installed, when these copper cables were put into service and the current total expected services lives. Tell us why you believe that technological and competitive pressures will not necessitate the replacement or physical upgrade of any significant portion of your copper cable network for the next 26 years if that is the case.

(13) Management Succession and Strategic Alternatives Expenses, page F-21

5.   Clarify your response to comment 6 as it appears that you used estimates of fair value that fell materially below the trading range of your common stock in 2004. Tell us how you determined the fair values used for the units, restricted common stock and stock options that were remeasured in 2004. Indicate the date of each remeasurement and reconcile the fair values used to the trading price of your common stock at that time.

(15) Company Obligated Mandatorily Redeemable Convertible Preferred Securities, page F-22

6.   Clarify your response to comment 7 and explain to us how you determined the primary beneficiary of each of your VIEs. Give us your calculations.

(19) Income Taxes, page F-27

7.   Throughout your response to comment 9 you indicate that you set up "contingency reserves" in the event that the IRS or state taxing authority would come to a different conclusion on tax issues or would disallow tax benefit items. In light of the material reversal of these reserves in 2004 it not clear to us how these tax reserves met the accrual criteria of SFAS 5. For each individual reversal tell us how you determined that both of the criteria of paragraph 8 of SFAS 5 had been met at each prior opening balance sheet date for your December 31, 2003 and 2004 financial statements.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director